SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

1.	SECOND QUARTER 2011 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	FUTURE ACCOUNTING CHANGES

16.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2011

The following Management's Discussion and Analysis (“MD&A”) is intended to supplement the unaudited interim consolidated financial statements of Silver Standard Resources Inc. (“Silver Standard” or “the Company”) for the three and six months ended June 30, 2011, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Full disclosure of the Company's IFRS accounting policies and a reconciliation of the previously disclosed opening balance sheet prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 25 to the unaudited interim consolidated financial statements for the period ended March 31, 2011. A reconciliation of previously disclosed comparative periods presented in accordance with Canadian GAAP to IFRS is set out in note 17 to the current interim financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 prepared in accordance with Canadian GAAP, the unaudited interim consolidated financial statements for the three months ended March 31, 2011 prepared in accordance with IFRS, the related MD&As, and the most recent Form 20-F on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, with reference to the reconciliations referred to above. All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of August 9, 2011.

Additional information relating to the Company, including the annual information form, is available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein.

1.	SECOND QUARTER 2011 HIGHLIGHTS

  Increased silver production by 16% over the first quarter to 2.0 million ounces at an average total cash cost of $22.06 per ounce.

  Strengthened the balance sheet with cash on hand of $369 million, a $108 million increase from March 31, 2011.

  Generated net earnings of $45.8 million or $0.57 per share.

  Realized $113 million of cash proceeds from the sale of 11.5 million units of the Company's investment in Pretium Resources Inc.

Subsequent to the quarter;

  Accelerated the development of the Pitarrilla oxide and sulphide mining complex in Mexico.

  Announced the sale of the Bowdens project in Australia for A$75 million.

  Closed the agreement to consolidate the Company's ownership interest in the high-grade gold and silver San Luis project in Peru.

2.	OUTLOOK

We maintain our guidance to produce approximately 8.5 million ounces of silver in 2011 at an average direct mining cost of $11.00 per ounce of silver. Due to the change in presentation of our cost per ounce disclosures, as noted below, the previous guidance quoted $9.00 per ounce for cash production costs which included by-product credits, direct mining costs does not include by-product credits. Including by-product credits, third-party charges for smelting, refining, transportation, royalty and production taxes, average total cash cost is estimated at $20 per ounce of silver, a $1 per ounce increase which reflects higher commodity prices that increases third party charges. Including non-cash depreciation, amortization and reclamation costs, total production cost is estimated at $24 per ounce of silver.

We also expect to produce approximately 10 million pounds of zinc in 2011, unchanged from our previous guidance.

Please note the Company has changed its presentation of cash costs per ounce in line with the newly endorsed production cost guidance provided by the Silver Institute. Please refer to non-GAAP financial performance measures and the cautionary note regarding forward looking statements contained in this MD&A.

3.	BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver dominant resource properties located primarily in the Americas.

The Company's strategic focus is on optimizing production of silver from the Pirquitas mine and on advancing other principal development and exploration projects, including San Luis, Pitarrilla, Diablillos, Nazas and San Agustin. The Company has a large in-ground silver position and looks to exploit this for the benefit of the Company's shareholders, and certain projects also contain significant gold resources and base metals. The Company's growth is primarily driven through the development of core projects while monetizing others to support funding requirements.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	June 30	March 31	December 31	September 30	June 30	March 31
Operating data	2011	2011	2010	2010	2010	2010
Tonnes milled	295,004	307,745	313,051	320,174	345,661	276,375
Silver head grades (g/t)	261	233	267	283	240	129
Silver recoveries (%)	80.0	73.6	76.3	66.3	63.7	53.2
Silver (ounces)
- produced	1,975,616	1,697,294	2,067,438	1,932,978	1,692,466	609,258
- sold	1,569,698	2,053,573	1,621,363	2,316,447	1,091,911	906,936

Average realized silver price ($/per ounce)	38.17	34.98	32.51	21.86	17.62	16.77
Average London spot silver price ($/per ounce)	37.36	31.66	26.43	18.96	18.32	16.76

Direct mining cost ($/per oz)(1)	11.57	12.26	9.55	10.43	11.27	29.32
Total cash cost ($/per oz)(1)	22.06	23.23	16.06	16.95	14.98	36.62
Total production cost ($/per oz)(1)	25.26	26.99	19.00	19.89	18.22	46.13

Financial Data ($000s)
Revenue	47,271	60,053	45,077	41,557	14,091	11,531
Earnings (loss) from mine operations	15,838	27,859	19,313	10,990	(1,673)	(16,594)
Exploration expenditures	7,992	12,857	4,513	28,599	10,199	4,860

(1)

Costs per ounce – the Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. Company adopted the Silver Institute presentation guidance for production costs which differs from the Company's previous disclosure. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated Statement of Income (Loss) please refer to the non-GAAP measures section of this MD&A.

Mine production

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2011 compared with 1.7 million ounces in the first quarter of 2011 and 1.7 million ounces in the second quarter of 2010. The increased production in the quarter as compared to the first quarter was a result of production efficiencies implemented earlier in 2011.

During the second quarter of 2011, 295,004 tonnes of ore were processed at an average milling rate of 3,241 tonnes per day, compared to 307,745 tonnes at an average of 3,419 tonnes per day achieved in the first quarter of 2011 and 345,661 tonnes at an average milling rate of 3,798 tonnes per day in the second quarter of 2010. The reduced tonnage processed during the second quarter of 2011 resulted from a 13-day ball mill shutdown to refurbish the gearbox. Additional repairs and maintenance in July 2011 resulted in a further 17 days of downtime.

The mine continues to process sulphide ore and the metallurgical response and overall silver recovery rates are in line with feasibility study expectations. The ore produced during the second quarter of 2011 contained silver head grades of 261 grams/tonne and achieved recoveries of 80%, compared to silver head grades of 233 grams/tonne and recoveries of 74% in the first quarter of 2011 and silver head grades of 240 grams/tonne and recoveries of 64% in the second quarter of 2010. The higher recovery achieved during the second quarter was due principally to consistent feed and continuous improvements to the crushing and flotation circuits.

The mine produced a total of 2.8 million pounds of zinc in the second quarter of 2011 compared to 3.2 million pounds in the first quarter of 2011. The reduction in zinc production is primarily due to a lower grade being processed.

Test work of the tin circuit continues, with the objective of improving the tin recovery while maintaining a good final concentrate tin grade. Preliminary results of this test work are expected later in 2011.

Mine operating costs

During the quarter the Company adopted the Silver Institute presentation guidance for production costs. As this disclosure guidance differs from the Company's previous disclosures, previous disclosures have been restated to conform to the amended presentation. Direct mining expenses in the second quarter were $11.57 per ounce compared to $12.26 per ounce in the first quarter of 2011 and $11.27 per ounce in the second quarter of 2010. The reduction in the second quarter versus the first quarter was driven by an increased number of ounces produced in the second quarter compared to the first quarter.

Total cash cost, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $22.06 per ounce compared to $23.23 per ounce in the first quarter of 2011 and $14.98 per ounce in the second quarter of 2010. Treatment and refining costs, as well as royalties and production taxes are all a function of sales prices and are recorded for the actual ounces sold during the quarter. Consequently, on a per ounce basis, the variability from quarter to quarter is due to sales prices and the difference between production and sale volumes. The lower incremental per ounce impact of these costs in the second quarter of 2011 compared with the first quarter of 2011 is due to a lower volume of sales in that period, which compensates for the higher sales prices recorded in the second quarter. The significant increase in total cash cost per ounce compared to the second quarter of 2010 is a result of the higher silver prices and its effect on treatment, refining and transportation costs, royalties and production taxes.

Total production cost, which includes depreciation and amortization, was $25.26 per ounce in the second quarter of 2011 compared to $26.99 in the first quarter of 2011 and $18.22 in the second quarter of 2010. The depreciation and amortization costs are largely fixed throughout the year.

Drilling program

A diamond drill program of approximately 17,500 meters is being completed at the Pirquitas mine and property area. The objective of the diamond drill program is to increase the reserves and resources definition, particularly within the deeper zones of the San Miguel open pit deposit. In addition to the deeper in-fill drilling at the open-pit, five closely spaced holes were completed at a target located approximately 500 metres north of the current open pit. The assay data from these five holes, together with those from previous holes, may define an additional silver-zinc-tin zone on the property. Laboratory assay results from the diamond drill program are pending.

Fiscal stability agreement

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of June 30, 2011 the Pirquitas mine has paid $6.6 million in duties, however, despite the order to cease payment, the Company has continued to accrue duties in full until the outcome of the claim is known with certainty. At June 30, 2011, the accrual totaled $12.7 million, and $9.5 million has been included in cost of sales for the six month period ended June 30, 2011. If these duties are recovered the benefit will be recognized in the statement of earnings for the full amount in the period recovery becomes virtually certain.

5.	REVIEW OF PROJECTS

San Luis, Peru

A total of $2.5 million was spent during the quarter at the San Luis project in Peru compared to $1.3 million in the same quarter of the prior year.

During the quarter, long-term land access negotiations continued with local communities. Throughout the remainder of 2011 the Company will continue to work towards achieving long-term land access agreements and the required Environmental Impact Study to enable a construction decision.

On July 28, 2011 the Company completed the previously announced agreement, and acquired the remaining 30% interest in the San Luis project from the Company's former joint venture partner Esperanza Resources Corp. (“Esperanza”). Under the terms of the agreement, the Company paid C$17 million in cash, transferred to Esperanza the 6.459 million shares of Esperanza that the Company owned, and granted to Esperanza a 1% net smelter return royalty on future revenues earned from the San Luis project.

The San Luis project currently comprises proven and probable mineral reserves of 0.29 million ounces of gold, and 7.2 million ounces of silver. All of these are attributable to the Company as of July 28, 2011, following its consolidation of ownership.

Pitarrilla, Mexico

A total of $4.0 million was spent during the quarter at the wholly-owned Pitarrilla project located in Durango, Mexico compared to $4.2 million in the same quarter of the prior year.

On August 10, 2011 the Board of Directors committed a total of $25.0 million to accelerate the advancement of a combined Pitarrilla oxide and sulphide mining project in the state of Durango, Mexico. The oxide zones would be developed first to hasten cash-flow, while the sulphide development would commence construction concurrent with the open pit oxide development, maintaining its longer time to production as expected due to extensive underground development. A combined oxide and sulphide project feasibility study is scheduled to be completed in the first half of 2012 and if approved, detailed design and construction will commence thereafter leading to production within two years. The $25.0 million allows for the purchase of critical path process equipment. This commitment, in addition to recent personnel hires marks a significant step forward in the development of Pitarrilla.

Drilling activity continued during the quarter at the Pitarrilla project to support efforts to enhance the recovery of oxidized silver resources, which are distributed between five separate zones. To date, approximately 13,700 meters of diamond drilling has been completed. The ongoing work involves resource in-fill and geotechnical drilling, metallurgical test work and project planning to optimize the sequencing of production from the oxide and sulphide silver resources.

The Pitarilla project currently comprises probable mineral reserves of 91.7 million ounces of silver, measured and indicated resources of 551.6 million ounces of silver and inferred resources of 82.2 million ounces of silver.

Nazas, Mexico

A total of $1.6 million was spent during the quarter at the Company's wholly owned Nazas property, compared to $0.3 million during the same quarter of the prior year.

The Nazas property, which covers approximately 236 square kilometres, is centered about 16 kilometres east of the Pitarrilla project and covers an extensive system of gold and silver bearing quartz veins and related hydrothermal alteration. Approximately 8,400 metres of diamond drilling was completed in the quarter. A further six holes will follow up on results from this diamond drilling and to test other prospects on the Nazas property. The exploration goal is to discover a system of precious metal-rich quartz veins and/or silver-rich polymetallic veins.

Diablillos, Argentina

A total of $0.7 million was spent during the quarter at the Company's wholly owned Diablillos project (which is located 275 kilometres south of the Pirquitas Mine in northwestern Argentina) compared to $0.5 million in the same quarter of the prior year.

The expenditure in the quarter was primarily spent on engineering and metallurgical studies done in association with a scoping study. The scoping study was completed during the quarter, as planned, and evaluates open pit mining with processing options of conventional milling and heap-leaching. Further metallurgical testing and exploration work is ongoing. A small exploration program was also conducted on the property during the quarter to identify satellite zones of near-surface oxidized gold mineralization that would be complimentary to the resources defined in the main Oculto deposit. This work involved following up on gold anomalies defined by geochemical sampling conducted by previous owners. These anomalies were re-examined to determine whether any mechanical trenching and additional sampling should be carried out at some of them.

The Oculto deposit at the Diablillos project has indicated mineral resources that total 0.64 million ounces of gold and 77.1 million ounces of silver, with additional inferred resources totaling 0.19 million ounces of gold and 6.3 million ounces of silver.

San Agustin, Mexico

A total of $0.1 million was spent during the quarter at the Company's wholly-owned San Agustin project located in Durango State, Mexico consistent with the $0.3 million spent in the same quarter of the prior year.

A 5,000 metre diamond drilling program is planned for the second half of 2011 with the objective of expanding the near surface oxidized gold resource. Detailed metallurgical studies will also be undertaken and will focus on the gold recovery characteristics of the oxide gold mineralization.

The San Agustin project currently comprises indicated mineral resources of 1.59 million ounces of gold and 47.8 million ounces of silver, along with inferred resources of 1.06 million ounces of gold and 36.9 million ounces of silver.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected quarterly results, which are stated in thousands of U.S. dollars, except per share amounts.

		2011	2010				2009(1)
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Revenue	47,271	60,053	45,077	41,557	14,091	11,531	5,442	-	-
Income (loss) from mine operations	15,838	27,859	19,313	10,990	(1,673)	(16,594)	(2,523)	-	-
Income (loss)	45,765	9,943	367,164	(10,408)	(9,385)	(3,376)	(9,126)	(95)	(1,374)

Basic earnings (loss) per share	0.57	0.12	4.63	(0.13)	(0.12)	(0.04)	(0.13)	(0.00)	(0.02)
Dliuted earnings (loss) per share	0.57	0.12	4.60	(0.13)	(0.12)	(0.04)	(0.13)	(0.00)	(0.02)

Cash and cash equivalents	368,759	260,733	232,311	35,839	57,719	102,995	26,659	42,886	52,835
Total assets	1,252,360	1,178,644	1,147,990	717,749	701,356	721,795	749,925	718,259	653,622
Working capital	418,812	335,764	306,891	65,201	89,429	117,441	24,515	27,036	37,890
Convertible notes	122,612	118,924	118,201	114,517	113,981	110,429	112,815	109,563	109,396

(1)	Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Three months ended June 30, 2011 compared to the three months ended June 30, 2010

Net earnings for the three months ended June 30, 2011 were $45.8 million ($0.57 per share) compared to a net loss of $9.4 million ($0.12 per share) in the second quarter of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

During the second quarter 2011 the Company recorded total revenues from the Pirquitas Mine of $47.3 million from the sale of 1.6 million ounces of silver at a realized price of $38.17 per ounce, and 2.0 million pounds of zinc at a realized price of $1.04 per pound. This is compared with the second quarter of 2010 which recorded revenues of $14.1 million from the sale of 1.1 million ounces of silver at a realized price of $17.62, and no zinc sales. The relative increase in sales is reflective of the volume of silver ounces sold, the significant increase in the price of silver as well as zinc pounds sold.

Since the Company's initial start up in late 2009 and continuing to the end of the second quarter 2011, silver concentrates have been sold pursuant to a sales contract to a single customer. The contract was terminated subsequent to the quarter and several smelters and metal traders have been contacted to establish new contractual relationships. It is anticipated that these negotiations will be concluded by the end of the third quarter.

Cost of sales for the second quarter 2011 was $31.4 million compared to $15.8 million in the second quarter of 2010. This resulted in earnings from mine operations of $15.8 million in the second quarter of 2011 compared to a loss of $1.7 million in the second quarter of 2010. The increase in cost of sales is primarily due to the volume of product sold. Margins improved as a result of higher silver prices and because a significant majority of mine costs are fixed costs. There was also an improvement in the operational efficiency at the mine, a focus on increasing plant throughput and recoveries resulting in higher production.

General and administration expenses for the three months ended June 30, 2011 were $7.0 million compared to $6.3 million in 2010. General costs are consistent with the increase primarily due to higher employee related costs related to growth in the Company's headcount through the last year, higher travel and corporate administrative expenses, partially offset by lower consulting costs.

Exploration costs of $2.6 million for the second quarter of 2011 relate primarily to the drilling program at the Pirquitas mine which was new in 2011. Such costs at the operating property are expensed in line with the Company's accounting policy.

In the second quarter of 2011 the Company sold 11.5 million units (each unit comprised one common share of Pretium held by the Company and one half of a warrant to purchase an additional share within a year for C$12.50) for gross proceeds of $120 million resulting in a pre-tax gain of $39.3 million.

In the three months ended June 30, 2010 the Company recorded a pre-tax gain on sale of mineral properties of $13.1 million following the sale of the Company's 100% interest in the Silvertip property located in British Columbia, Canada. The Company received $14.9 million; comprising cash of $7.1 million and 1,200,000 common shares of Silvercorp, the acquirer, with a fair value of $7.8 million. There were no sales of mineral properties in the second quarter of 2011, but a loss of $0.3 million was recorded which resulted from the final settlement of transaction costs incurred in 2011 in relation to the sale of the Snowfield and Brucejack properties in December 2010 and overallotment option exercised in the first quarter of 2011.

Included within other income (expenses) in the second quarter of 2011 was $1.7 million representing the Company's share of the losses of Pretium. The re-measurement of financial instruments held at fair value through profit and loss (“FVTPL”) (warrant liability and convertible notes conversion option) resulted in a gain of $12.8 million for the second quarter of 2011 compared to a gain of $3.0 million in the second quarter of 2010.

In the three months ended June 30, 2011 there was an income tax expense of $6.6 million compared to $1.1 million in the first quarter of 2010. Of the total tax expense in 2011, $3.1 million is in relation to the Pirquitas mining operations and $3.5 million at the corporate level recognising the current tax on the sale of the Pretium shares during the quarter.

Six months ended June 30, 2011 compared to the six months ended June 30, 2010

Net earnings for the six months ended June 30, 2011 were $55.7 million ($0.70 per share) compared to a net loss of $12.8 million ($0.17 per share) in the same period of 2010. The following is a summary and discussion on significant components of income and expenses recorded during the six month period compared to the same period in the prior year.

During the six months ended June 30, 2011 the Company recorded total revenues from the Pirquitas Mine of $107.3 million from the sale of 3.6 million ounces of silver with a realized price of $36.02 per ounce, and 6.5 million pounds of zinc realizing $1.06 per pound. This is compared with the first half of 2010 which recorded revenues of $25.6 million from the sale of 2.0 million ounces of silver with a realized price of $17.24, with no zinc sales. The relative increase in sales is reflective of the volume of silver ounces sold, the significant increase in the price of silver as well as zinc pounds sold.

Cost of sales for the first half of 2011 was $63.6 million compared to $43.9 million in the first half of 2010. This resulted in earnings from mine operations of $43.7 million in 2011 compared to a loss of $18.3 million in the first half of 2010. The increase in cost of sales is primarily due to the volume of product sold. Margins improved as a result of higher silver prices and because a significant majority of mine costs are fixed costs. There was also an improvement in the operational efficiency at the mine, a focus on increasing plant throughput and recoveries resulting in higher production.

General and administration expenses for the six months ended June 30, 2011 were $13.6 million compared to $13.4 million in 2010. General costs are consistent; there was an increase in employee related costs related to growth in the Company's headcount through the last year which was offset by severance recorded in 2010, higher travel and corporate administrative expenses, partially offset by lower consulting costs.

Exploration costs of $3.5 million for the first half of 2011 relate primarily to the drilling program at the Pirquitas mine which was new in 2011.

In April 2011 the Company sold 11.5 million units and recognised a pre-tax gain of $39.3 million, as discussed above.

In the first half of 2010 the Company recorded a pre-tax gain on sale of mineral properties of $13.1 million following the sale of the Company's 100% interest in the Silvertip property located in British Columbia, Canada.

Included within other income (expenses) in the first half of 2011 was $4.0 million representing the Company's share of the losses of Pretium. The re-measurement of financial instruments held at fair value through profit and loss (“FVTPL”) (warrant liability and convertible notes conversion option) resulted in a gain of $8.1 million in 2011 compared to a gain of $12.0 million in the first half of 2010. The reversal of a previous impairment loss on the Aurcana convertible debenture resulted in a gain of $2.4 million in the first half of 2011, and in the first half of 2010 there was a gain on the sale of marketable securities of $2.4 million.

The Company recorded a foreign exchange gain for 2011 of $2.1 million compared to a loss of $0.7 million in 2010. The Company's main exposure to foreign exchange risk is related to net monetary assets denominated in Canadian dollars and Argentinean pesos. Canadian dollar assets generated gains due to the strengthening of the Canadian dollar against the U.S. dollar, which was offset due to a weakening Argentine Peso against the U.S. dollar, on a net Peso asset balance.

In the six months ended June 30, 2011 there was an income tax expense of $10.9 million compared to $0.5 million in the first half of 2010. Of the total tax expense in 2011, $9.3 million is in relation to the Pirquitas mining operations and $1.8 million at the corporate level recognising the current tax on the sale of the Pretium shares.

7.	LIQUIDITY

At June 30, 2011, the Company held $368.8 million in cash and cash equivalents and $23.8 million in marketable securities compared to $232.3 million and $33.5 million respectively at December 31, 2010. The increase in cash for the six months ended June 30, 2011 was the result of cash inflows from operations of $28.7 million, $13.4 million generated from financing activities, and $94.3 million from investing activities.

Operating Activities
The Company recorded a net cash inflow from operations of $28.7 million in the six months ended June 30, 2011, compared to an outflow of $25.8 million in the same period in 2010.

The inflow in 2011 was primarily from positive cash flows from the Pirquitas mine of $68.7 million, offset by general and administration expenses and exploration expenses of $17.1 million, and interest and tax payments of $15.5 million.

Financing Activities
The Company generated a total of $13.4 million in the six months ended June 30, 2011 through financing activities as compared to $108.7 million in the corresponding period in 2010. Proceeds in 2011 were received upon the exercise of stock options, and in 2010 $107.9 million was from a public share offering of 6.8 million shares at C$17.00 per share, and $0.8 million from the exercise of stock options.

In the six months ended June 30, 2011, a total of 688,625 (2010 – 58,430) shares were issued on the exercise of stock options for total proceeds received of $13.4 million (2010 - $0.8 million). The weighted average exercise price of options exercised was C$18.95 (2010 - C$13.74) per share.

Investing Activities

During the second quarter of 2011 the Company received net proceeds of $112.9 million from the partial sale of its investment in Pretium.

The Company spent the following on its mineral exploration projects:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$000's	$000's	$000's	$000's

Berenguela	84	660	239	755
Diablillos	696	451	1,214	709
Pitarrilla	4,038	4,200	11,653	6,026
San Agustin	111	264	261	467
San Luis	2,498	1,344	3,578	4,458
Snowfield	-	2,802	-	3,736
Brucejack	-	3,624	-	3,985
Nazas	1,604	336	2,365	596
Other	444	413	821	830
Change in non-cash working capital	(1,483)	(3,895)	718	(6,503)

Cash spent on exploration and development properties	7,992	10,199	20,849	15,059

The Snowfield and Brucejack properties were sold in December 2010 and hence there was no expenditure in 2011.

During the six months ended June 30, 2011 the Company spent $7.8 million compared to $37.8 million in the prior period for sustaining capital at Pirquitas. Capital expenditure in 2011 was primarily to increase the size of the tailings dam, and implementing a new tertiary crushing circuit, while the large cash expenditure in the same period in 2010 was primarily related to the payment of construction related payables from 2009.

The Company spent $7.0 million in value added tax (“VAT”) primarily in Argentina related to the Pirquitas mine for the six months ended June 30, 2011 compared to $8.3 million in the prior year due to the lower level of expenditure in the current period compared to the payment of construction payables in 2010. The Company continues to work with the fiscal authorities regarding the process of recovering the VAT receivable. As metal concentrates continue to be exported, additional VAT applications will be submitted on an ongoing basis to recover the remaining balance of VAT receivable.

Working capital

Working capital at June 30, 2011 was $418.8 million, an increase of $111.9 million from December 31, 2010. The increase in working capital resulted primarily from a $136.5 million increase in cash and cash equivalents, driven by positive cash flows from Pirquitas, cash received from options exercised, the exercise of the overallotment option, and the sales of Pretium shares. There was also an increase in inventory of $16.3 million, plus the reclassification of the convertible debenture from Aurcana of $9.7 million from a non-current to a current asset, which was offset by an increase in payables of $17.1 million, and taxes payable of $16.4 million.

8.	CAPITAL RESOURCES

Shareholders' equity at June 30, 2011 was $1,006.5 million, an increase of $68.9 million from $937.7 million at December 31, 2010. This was due to the exercise of 688,625 options, stock based compensation and the comprehensive income reported for the period.

As at June 30, 2011 the Company had approximately 80.4 million common shares outstanding, with a share capital value of $695.7 million. The Company also had 3.6 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between 11.50 and 40.62.

The Company's financial position at June 30, 2011, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company's liquid assets are sufficient to fund currently planned capital expenditures and to discharge liabilities as they come due. In addition, the Company is positioned to take advantage of strategic opportunities as they become available.

Outstanding share data
The authorized capital consists of an unlimited number of common shares without par value. As at August 9, 2011, the following common shares and options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price	Life
		C$	(years)
Capital stock	80,559,266
Stock options	3,365,474	$11.50 - $40.62	0.1 - 9.3

Fully diluted	83,924,740

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial instruments are exposed to a variety of financial risks, including market risk, credit risk and liquidity risk. The Company's overall risk management strategy seeks to minimise potential adverse effects on the Company's financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company's use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors. The risks associated with the Company's financial instruments, and the policies on how the Company mitigates those risks are set out below.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are commodity price risk, currency risk and interest rate risk.

(i) Commodity Price Risk

Price risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in market prices. There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to price risk during the six months ended June 30, 2011.

(ii) Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company is exposed to foreign exchange risk on its cash and cash equivalents, certain receivable balances, the convertible debenture receivable, VAT receivable and certain accounts payable and accrued liabilities.

The Company monitors and manages this risk closely with the objective of ensuring its group wide exposure to negative fluctuations in currencies against the USD is minimized. As at June 30, 2011 the Company has not entered into any derivatives to mitigate this risk. There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to foreign exchange risk during the six months ended June 30, 2011.

(iii) Interest Rate Risk

Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible debenture receivable and long-term convertible notes have fixed interest rates and are therefore not exposed to fluctuations in interest rates.

The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to interest rate risk during the six months ended June 30, 2011.

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company's credit risk is limited to deposits with financial institutions, trade receivables in the ordinary course of business, the recovery of the convertible debenture and the recovery of value added taxes, and the quality of its financial investments. There has been no change in the Company's objectives and policies for managing this risk and no significant change to the Company's exposure to credit risk during the six months ended June 30, 2011. However, subsequent to the period end the credit risk associated with the convertible debenture from Auracana was considered to have reduced following the repayment of C$7 million on July 15, 2011.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company's current operations, expansion and development plans, and by managing its capital structure.

The Company's objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. There has been no change in the Company's objectives and policies for managing this risk and the Company considers that during the period the significant cash proceeds received from selling 11.5 million shares of Pretium has further reduced the Company's exposure to liquidity risk during the six months ended June 30, 2011.

10.	OTHER RISKS AND UNCERTAINTIES

There were no changes to the Company's exposure to risks and uncertainties, including risks relating to the Company's foreign operations and environmental regulation as described in the 2010 year end and March 31, 2011 interim “Management Discussion and Analysis”.

For further information regarding the Company's operational risks, please refer to the section entitled 'Risk Factors' in the Annual Report on Form 20-F' for the year ended December 31, 2010, which is available at www.sedar.com.

11.	RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2011, the Company recorded administrative, technical services and expense reimbursements of $48,000 (2010 - $19,000) from companies related by common directors or officers including our equity accounted investee. At June 30, 2011, trade and other receivables include $78,000 (December 31, 2010 - $2,000) and trade and other payables include $1,091,000 (December 31, 2010 - $nil) with these related parties primarily due to transaction costs from the sale of the Snowfield and Brucejack properties and the subsequent sale of Pretium shares. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

12.	SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

As at June 30, 2011 the Company retained an ownership interest in Pretium of 28.86% . This investment is being accounted for under the equity method. The following table is an estimation of the assets and liabilities, and net loss of Pretium at:

	June 30	December
	2011	2010
	C$ 000s	C$ 000s
Cash and cash equivalents	36,277	48,534
Mineral properties	458,838	450,000
Other fixed assets	1,393	-
Other receivables and payables	129	(40,146)
Net assets	496,637	458,388

	Three months ended		Six months ended
		June 30		June 30
	2011	2010	2011	2010
	C$ 000s	C$ 000s	C$ 000s	C$ 000s
Stock based compensation	3,643	-	9,031	-
Other	814	-	1,503	-
Net Loss	4,457	-	10,534	-

Subsequent to June 30, 2011 Pretium completed a C$15 million private placement of 1.39 million flow through shares. The Company did not participate in this which resulted in a dilution of the Company's ownership to approximately 28.39%.

13.	NON-GAAP MEASURES

Non-GAAP measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

This classification is based upon the Silver Institute's production cost standard as endorsed on June 16, 2011. Previously the Company reported cash production cost, cash operating cost and total production cost, and has moved to the Silver Institute's production cost standard in order to disclose a more standardized meaning within the industry. The key differences between this new presentation and the Company's previous disclosure is that cash production costs included by-product credits whereas direct mining costs per the Silver Institute guidance only include costs incurred at the mine site. Total cash costs and cash operating costs remain consistent. Total production costs are consistent except that the Company had previously included reclamation costs which are excluded from the Silver Institute's guidance.

The following table provides a reconciliation of direct mining costs, total cash costs and total production costs to cost of sales, as reported in our Consolidated Statement of Earnings (Loss):

	3 months ended June 30		6 months ended June 30
	2011	2010	2011	2010
	$000s	$000s	$000s	$000s

Cost of inventory per income statement	20,602	10,607	43,149	31,054
Movement in inventory	2,399	8,463	654	5,878
Other adjustments	(152)	-	(152)	-
Direct mining expenses	22,849	19,070	43,651	36,932
Third party smelting, refining and transportation costs	13,964	4,840	29,532	8,345
By-product credits	(733)	-	(2,983)	-
Royalties & production taxes	7,507	1445	12,813	2,386
Total cash costs	43,587	25,355	83,013	47,663
Depletion, depreciation and amortization per income statement	5,235	3,899	11,029	10,737
Movement in inventory	1,090	1,582	1,681	539
Total production costs	49,912	30,836	95,723	58,939

Production (ounces)	1,975,616	1,692,466	3,672,910	2,301,724

Direct mining expenses (per ounce)	11.57	11.27	11.88	16.05
Total cash cost (per ounce)	22.06	14.98	22.60	20.71
Total production cost (per ounce)	25.26	18.22	26.06	25.61

Non-GAAP measures – adjusted earnings

The Company has included the non-GAAP performance measure of adjusted net income and adjusted basic earnings per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$000's	$000's	$000's	$000's

Net income (loss) attributable to shareholders	45,765	(9,385)	55,710	(12,762)

Adjusted for:
Loss (gain) on sale of mineral property	284	-	823	(13,138)
Gain on partial disposal of associate	(39,266)	-	(39,266)	-
Unrealised (gain) loss on financial instruments at FVTPL	(12,831)	(3,022)	(8,115)	(12,003)
Share of loss of associate	195	-	113	-

Adjusted net income	(5,853)	(12,406)	9,265	(37,903)

Weighted average shares outstanding (000's)	80,290	78,733	80,057	76,902

Adjusted basic earnings per share (cents)	(0.07)	(0.16)	0.12	(0.49)

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

There has been no change to the Company's critical accounting estimates since March 31, 2011. Readers are encouraged to read the critical accounting policies and estimates as described in the Company's unaudited interim consolidated financial statements (note 2) and in the Management's Discussion and Analysis for the three months ended March 31, 2011.

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011 was the Company's first reporting period under IFRS.

The Company has now substantially completed its IFRS changeover plan, with just the post-implementation phase remaining.

The following outlines the Company's transition project, IFRS transitional impacts and the on-going impact of IFRS on our financial results.

Notes 2 and 25 to the consolidated interim financial statements for the three months ended March 31, 2011 provide more detail on key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), optional exemptions for significant or potentially significant areas that have had an impact on the Company's financial statements on transition to IFRS or may have an impact in future periods.

Shareholders’ Equity Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company recorded a reduction in shareholders' equity of $97.3 million as at January 1, 2010. A full reconciliation of this adjustment is included in the interim consolidated financial statements for the three months ended March 31, 2011. The table below outlines adjustments to shareholders' equity on adoption of IFRS at June 30, 2010 for comparative purposes. In accordance with IFRS 1, the Company was required to maintain estimates and assumptions in existence at June 30, 2010 including but not limited to metal prices, discount rates, capital and operating costs, reserves and resources.

The following is a summary of the adjustments to shareholders' equity as at June 30, 2010 under IFRS (all of which are outlined in the notes to the consolidated interim financial statements), expressed in thousands of USD:

June 30
2010
$
Total shareholders' equity reported under Canadian GAAP	623,914

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(81,908)
Share-based payments	(41)
Functional currency	3,694
Convertible notes	(5,053)
Deferred tax liabilities	(8,021)

Total shareholders' equity reported under IFRS	532,585

Comprehensive Income Impact

As a result of accounting policy choices selected and changes that were required to be made under IFRS, the Company has recorded an increase in total comprehensive income of $1.0 million and $6.6 million for the three and six months ended June, 2010 respectively.

The following is a summary of the adjustments to comprehensive income for the three and six months ended June 30, 2010 under IFRS (all of which are outlined in the notes to the consolidated interim financial statements), expressed in thousands of USD:

	3 months ended	6 months ended
	June 30	June 30
	2010	2010
	$	$
Total comprehensive income (loss) as reported under Canadian GAAP	(18,024)	(26,210)

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	1,160	2,110
Share-based payments	213	585
Functional currency	(2,093)	(1,339)
Convertible notes	2,976	12,032
Deferred tax liabilities	(1,270)	(6,820)

Total comprehensive income (loss) as reported under IFRS	(17,037)	(19,642)

Cash Flow impact

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

Control Activities

For all changes to policies and procedures that have been identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures have been assessed and any changes have been implemented. In addition, controls over the IFRS changeover process have been implemented, as necessary. The Company has identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies and these changes were not significant. The Company is in the final stages of completing the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. The existing control framework has been applied to the IFRS changeover process. All accounting policy changes, transitional exemption elections and transitional financial position impacts were subject to review by senior management and the Audit Committee of the Board of Directors.

Business Activities and Key Performance Measures

The Company is in the process of reviewing the impacts of the IFRS transition project on its compensation arrangements, in particular those that are calculated based on indicators in the financial statements.

Information Technology and Systems

The IFRS transition project did not have a significant impact on information systems for the convergence periods, nor is it expected that significant changes are required in the post-convergence periods.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The International Accounting Standards Board is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

15.	FUTURE ACCOUNTING CHANGES

On May 12, 2011 the IASB issued the following statements:

i.	IFRS 10, Consolidation (“IFRS 10”)
ii.	IFRS 11 Joint Venture (“IFRS 11”)
iii.	IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”)
iv.	IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements
v.	IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27's guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties' rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was also issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2011, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward looking statements”) related to the Company and its operations, and in particular, the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. These forward looking statements relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our San Luis and Pitarrilla projects and other development projects; the sufficiency of the Company's current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at our Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company's mining projects including; future sales of the metals, concentrates or other products produced by the Company; and the Company's plans and expectations for its properties and operations. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations, including start-up delays and operational issues; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; our history of losses; and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company's title to properties and continued ownership thereof; risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties and the surface rights thereon; our ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of our directors' and officers' involvement with other natural resource companies; our ability to attract and retain qualified management to grow our business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; our ability to maintain adequate internal control over financial reporting; our ability to monetize the full value of our interest in Pretium and to consolidate the 100% ownership of Reliant Ventures S.A.C. (our subsidiary that holds the San Luis project); and those factors identified under the heading “Risk Factors” in the Company's most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading „„Risks and Uncertainties”. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.